NSAR ITEM 77C


Van Kampen American Capital California Municipal Trust


(a)     A Special Meeting of Shareholders was held on October 23, 1996.


(b) The election of Trustees of Van Kampen American Capital California Municipal Trust (the "Fund") included:

        None


(c)     The following were voted on at the meeting:


        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

               For     2,539,844               Against     76,476


        3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

               For     1,451,625               Against     29,162